Exhibit 15.1

To the Board of Directors and Shareholders of

LEIFRAS Co., Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed financial statements of LEIFRAS Co., Ltd. for the six-month periods ended June 30, 2023 and 2024, as indicated in our report dated February 5, 2025 except for Notes 24 and 25, for which the date is February 19, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California February 19, 2025	/s/ WWC, P.C. WWC, P.C. Certified Public Accountants PCAOB ID No. 1171